SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 7th General Shareholders’ Meeting” dated on March 30, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Minutes of the 7th General Shareholders’ Meeting

March 30, 2005 (07 pages)

For more information, please contact:

Daniel de Andrade Gomes

Telesp, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo, Brazil - March 30, 2005) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 7th General Shareholders’ Meeting held on March 30, 2005:

1. Date, Time and Venue of the Meeting: March 30, 2005, at 11:00 hours, at the Company headquarters located at Rua Martiniano de Carvalho 851, in the Capital of the State of São Paulo.

2. Call Notice: The meeting was called upon publication of notice in the newspapers “Diário Oficial do Estado de São Paulo”, issues of March 11, 12 and 15, 2005 (pages 14, 30 and 110, respectively) and “Gazeta Mercantil”, issues of March 11, 14 and 15, 2004 (pages A-15, A-5 and A-6, respectively).

3. Agenda:

1.	Be posted by the Managers on the results, asses, discuss and vote on the Financial Statements of the Company and its subsidiaries, related to the fiscal year ended on December 31, 2004;

2.	Deliberate on the allocation of the results of the fiscal year 2004;

3.	Approve the capital budget of the Company for the fiscal year 2005;

4.	Appoint the members of the Audit Committee;

5.	Determine the remuneration of the members of the Management, the Board of Directors and the Audit Committee.

4. Attendants: the shareholders of the Company representing more than 2/3 (two thirds) of its voting capital, in accordance with the records and signatures in the Shareholders Attendance Register No. 1, pages 98, 99 and 100, were present thus reaching the legal quorum for the meeting. Were also present the following members of the Management Team of the Company, Mr. Gilmar Roberto Pereira Camurra, Vice-President of Financial Planning and Mr. Pedro Lucas Anton Lázaro, Vice-President of Administration and Finance and Investor Relations Officer; the representative of the Audit Committee, Mr. Wolney Querino Schüler Carvalho; the Company’s accountant Mr. William Cuenca Filho and the representative of the independent auditors Deloitte Touche Tohmatsu, Mr. Maurício Pires de Andrade Resende.

5. Presiding Officers: Mr. Gilmar Roberto Pereira Camurra – Chairman and Mr. João Carlos de Almeida – Secretary.

6. RESOLUTIONS:

6.1 – Starting the meeting and moving into the item 1 of the Agenda, the President informed that the documentation referring to the rendering of accounts by the management was at the disposal of the shareholders, including the Annual Report and the individual and consolidated Financial Statements and Balance Sheet, duly accompanied by Explanatory Notes and the Report of Independent Auditors Deloitte Touche Tohmatsu and the Report of the Audit Committee, all referring to the fiscal year ended December 31, 2004 and issued without any restriction or comments. Following suit, it was proposed to waive the reading of said documents, duly accepted, once the present shareholders were fully aware of the contents, which had been fully published in the “Diário Oficial do Estado de São Paulo” and “Gazeta Mercantil” on February 22, 2004, following the current legislation. The topic of item 1 of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired. The Annual Report and the individual and consolidated Financial Statements and Balance Sheet, duly accompanied by the Explanatory notes and the Report of the Independent Auditors and the Report of the Audit Committee (all referring to the fiscal year ended December 31, 2004) were unanimously approved by the present shareholders, without any restriction or comments.

6.2 – Moving to the item 2 of the Agenda concerning the allocation of the results of the operations and the distribution of dividends regarding the fiscal year 2004, and considering that the reading of the contents was waived since the pertaining documents were put at the disposal of the Shareholders, the Chairman of the Meeting submitted the matter for discussion and voting. The Proposal for Allocation of the Results of Operations and Distribution of Dividends for the fiscal year 2004 was fully approved by unanimous voting of the present shareholders, without any restriction or comments, observing the abstention of those legally impaired during the voting. The approved proposal is as follows:

“Proposal from the Management for the Allocation

of the Results of Operations of the Fiscal Year 2004

In accordance with the current legal regulation about the subject, the Management proposes that the allocation of the Net Income of the year, amounting to R$2,181,149,354.44 (two billion, one hundred eighty one million, one hundred forty nine thousand, three hundred fifty four reais and forty four cents) accounted in the “Retained Earnings” account of the Balance Sheet as of December 31, 2004, shall be as follows:

Net Income of the year	2,181,149,354.44
Legal Reserve	(109,057,467.72)

Adjusted Net Income	2,072,091,886.72

Intermediary Dividends granted on April 07, 2004	(613,570,000.00)
Interest on the Company’s net worth granted on April 07, 2004	(295,800,000.00)
Intermediary Dividends granted on October 05, 2004	(1,596,120,000.00)
Interest on the Company’s net worth granted on October 05, 2004	(592,800,000.00)

Exceeding value over the Net Income of the Year	(1,026,198,113.28)

1-	LEGAL RESERVE

In accordance with the article 193 of Law # 6404/76, 5% (five percent) of net income shall be allocated to set up a legal reserve of R$109,057,467.72 (one hundred nine million, fifty seven thousand, four hundred sixty seven reais and seventy two cents).

2-	INTERMEDIARY DIVIDENDS

In accordance with the article 7, in conjunction with articles 22, 27 and 28 of the Company’s Bylaws, as well as articles 204 and 205 of the Law # 6404/76, the Management granted the allocation of intermediary dividends from April 23, 2004 on in the amount of R$613,570,000.00 (six hundred thirteen million, seven hundred seventy thousand reais) based on retained earnings of the last annual balance sheet for the common and preferred shareholders registered as such by the end of the day on April 07, 2004. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2004. On October 05, 2004, the Management granted the allocation of intermediary dividends to be paid from October 29, 2004 on in the amount of R$1,596,120,000.00 (one billion, five hundred ninety six million, one hundred twenty thousand reais) based on the financial statements as of June 30, 2004 for the common and preferred shareholders registered as such by the end of the day on October 05, 2004. After that date, the shares were considered as “ex-dividends”. This dividend was charged to the mandatory minimum dividend for the fiscal year 2004.

3-	INTEREST ON COMPANY’S NET WORTH

In accordance with the terms of article 7 combined with articles 22, 27 and 29 of the Company’s bylaws, as well as article 202, items I, II and III of the Law # 6404/76, the Management approved the allocation of an amount of R$295,800,000.00 (two hundred ninety five million, eight hundred thousand reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$251,430,000.00 (two hundred fifty one million, four hundred thirty thousand reais), declared to the shareholders on April 07, 2004, based on the shareholder registry by the end of the day on April 07, 2004, distributed as follows:

Interest on Company’s Net Worth	295,800,000.00
(-) Withholding Income Tax:	(44,370,000.00)

Net Value of Interests attributed on Dividends	251,430,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	92,894,959.93
Preferred Shares	202,905,040.07
(-) Withholding Income Tax	(44,370,000.00)

Net value of the interest attributed to dividends	251,430,000.00

On October 05, 2004, the Management approved the allocation of an amount of R$592,800,000.00 (five hundred ninety two million, eight hundred thousand reais) as interest on Company’s net worth to be paid to the common and preferred shareholders and charged against the minimum mandatory dividend, set in accordance with article 9 of the Law # 9249/95. Once withheld the income tax, it results in an amount of R$503,880,000.00 (five hundred three million, eight hundred eighty thousand reais), granted to the shareholders based on the shareholder registry by the end of the day on October 05, 2004, distributed as follows:

Interest on Company’s Net Worth	592,800,000.00
(-) Withholding Income Tax:	(88,920,000.00)

Net Value of Interests attributed on Dividends	503,880,000.00

The charge against dividends is shown below:
Interest on Company’s Net Worth
Common Shares	186,166,775.67
Preferred Shares	406,633,224.33
(-) Withholding Income Tax	(88,920,000.00)

Net value of the interest attributed to dividends	503,880,000.00

The exempt shareholders will receive the full amount of the Interest on Company’s Net Worth, disregarding the income tax withholding.

4-	RETAINED EARNINGS

The net income of the year was fully absorbed by the allocation of the retained earnings, dividends and interest on the Company’s net worth, and as a consequence of those allocations, a fraction of the past retained earnings was used representing an amount of R$1,026,198,113.28 (one billion, twenty six million, one hundred ninety eight thousand, one hundred thirteen reais and twenty eight cents).

5-	DIVIDEND AND INTEREST ON THE COMPANY’S NET WORTH PAYMENT

The distribution of dividends and interest on Company’s net worth is shown as follows:

a) Intermediary Dividends are granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 in the amount of R$613,570,000.00 (six hundred thirteen million, five hundred seventy thousand reais) to be paid starting on April 23, 2004 to the shareholders registered as such by the end of the day on April 07, 2004:

Type of share	Common	Preferred (*)
Dividends per lot of thousand shares	1.165553357353	1.282108693088

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

b) Intermediary Dividends are granted in accordance with articles 7 and 28 of the Company’s Bylaws and articles 204 and 205 of the Law # 6404/76 in the amount of R$1,596,120,000.00 (one billion, five hundred ninety six million, one hundred twenty thousand reais) to be paid starting on October 29, 2004 to the shareholders registered as such by the end of the day on October 05, 2004:

Type of share	Common	Preferred (*)
Dividends per lot of thousand shares	3.032030615476	3.335233677024

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

c) Interest on the Company’s net worth charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 27, in the amount of R$295,800,000.00 (two hundred ninety five million, eight hundred eighty thousand reais) to be paid starting on April 23, 2004 to the shareholders registered as such by the end of the day on April 07, 2004:

Interest on Company’s Net Worth	295,800,000.00

Common Shares	92,894,959.93
Preferred Shares	202,905,040.07
(-) Withholding Income Tax	(44,370,000.00)

Net Value of Interests attributed to Dividends	251,430,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	0.561909290065	0.477622896555
Preferred shares (*)	0.618100219071	0.525385186210

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

d) Interest on the Company’s net worth charged to the mandatory dividends in accordance with the Company’s Bylaws, articles 7 and 27, in the amount of R$592,800,000.00 (five hundred ninety two million, eight hundred thousand reais) to be paid starting on October 29, 2004 to the shareholders registered as such by the end of the day on October 05, 2004:

Interest on Company’s Net Worth	592,800,000.00

Common Shares	186,166,775.67
Preferred Shares	406,633,224.33
(-) Withholding Income Tax	(88,920,000.00)

Net Value of Interests attributed to Dividends	503,880,000.00

Value for lot of thousand shares R$	Gross Value	Net Value
Common shares	1.126098131001	0.957183411351
Preferred shares (*)	1.238707944102	1.052901752487

(*)	10% higher than the one granted to each common share, according to the article 7 of the Company’s Bylaws.

6-	CAPITAL STOCK

The Capital Stock of the Company at the end of the fiscal year was R$5,978,073,811.88 (five billion, nine hundred seventy eight million, seventy three thousand, eight hundred eleven reais and eighty eight cents), divided in 165,320,206,602 common shares and 328,272,072,739 preferred shares, totaling 493,592,279,341 shares, all at par value.”

6.3 - The item “3” of the Agenda, was unanimously approved by the present shareholders. The consolidated capital budget for the fiscal year 2005 amounts to R$1,717,757,146.98 (one billion, seven hundred seventeen million, seven hundred fifty seven thousand, one hundred forty six reais).

6.4 - The item “4” of the Agenda, about the election of the members of the Audit Committee for the mandate that starts on the present date and expires at the General Shareholders’ Meeting of 2006, after the indications duly received by the Presiding Officers and counting of votes, the following people were elected members of the Audit Committee of the Company: a) by the majority of the holders of the non-voting preferred shares, with the indication of the Funds represented by Opportunity, in a separate voting with the abstention of the Majority shareholder, was unanimously elected as an effective member: Mrs. Isabel da Silva Ramos Kemmelmeier, Brazilian, married, engineer, holder of identity card # 005.418.374-4 SSP/RJ, with CPF # 016.751.727-90, resident in the city and state of Rio de Janiero, commercial address at Av. Presidente Wilson #231 – 28th Floor, and as a deputy member Mr. Eduardo de Almeida Santos, Brazilian, single, economist, holder of identity card # 11.271.431-6 IFP/RJ, with CPF # 080.277.007-01, resident in the city and state of Rio de Janiero, commercial address at Av. Presidente Wilson #231 – 28th Floor; b) by the general vote of the common shares were unanimously elected as effective members: Mr. Wolney Querino Schuler Carvalho, Brazilian, married, accountant, holder of identity card RG # 1.980.386-4 SSP/PR, with CPF/MF # 348.333.669-91, resident in the city and state of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP; Mr. Cleuton Augusto Alves, Brazilian, married, accountant, holder of identity card RG # 674.786 SSP/DF, with CPF/MF # 239.615.461-34, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP; and Mr. Oswaldo Vieira da Luz, Brazilian, married, accountant, holder of identity card RG # 6.557.989 SSP/SP, with CPF/MF # 810.805.308-00, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP; and as deputy members: Mrs. Suely Valério Pinoti, Brazilian, married, lawyer, registered at OAB/SP with # 35.313, holder of identity card RG # 3.012.263-6 SSP/SP, with CPF/MF # 649.025.798-04, resident at Avenida Moaci 2019, São Paulo - SP; Mr. Milton Shigueo Takarada, Brazilian,

married, accountant, holder of identity card RG # 12.721.407-0 SSP/SP, with CPF/MF # 011.319.328-97, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP; and Mr. Gilberto Carlos Rigamonti, Brazilian, married, lawyer, holder of identity card RG # 5.924.520-7 SSP/SP, with CPF/MF # 525.192.608-15, resident in the capital of the State of São Paulo, commercial address at Rua Cônego Vicente Miguel Marino 93 – 3rd Floor, São Paulo - SP. All the Audit Committee Members now elected shall have the term of office beginning on the present date and expiring on the date of the Ordinary General Shareholders’ Meeting of 2005. It was also recorded that none of those elected where legally impaired to take office. With this election, the Audit Committee is composed as follows: Effective members: Mrs. Isabel da Silva Ramos kemmelmeier, Mr. Wolney Querino Schuler Carvalho, Mr. Cleuton Augusto Alves and Mr. Oswaldo Vieira da Luz; and their respective deputy members: Mr. Eduardo de Almeida Santos, Mrs. Suely Valério Pinoti, Mr. Milton Shigueo Takarada and Mr. Gilberto Carlos Rigamonti.

6.6 – The item “6” of the Agenda, the following points were approved: a) to complement the global annual remuneration set at the General Shareholders’ Meeting held on March 25, 2004 in the amount of R$1,574,628.45 (one million, five hundred seventy four thousand, six hundred twenty eight reais and forty five cents); b) to establish the annual remuneration of the Executive Management for the period between the present date until the date of the General Shareholder’s Meeting of 2006 in the amount of R$23,500,000.00 (twenty three million, five hundred thousand reais), being the Board of Directors’ duty to distribute it among the members and the Executive Management; and c) to set the remuneration for the members of the Audit Committee as equivalent to 10% (ten per cent) of the average granted to each member of the Executive Management, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation).

7. Closing of the Meeting: At the end of the meeting as there were no more subjects to be discussed, this minute was prepared as a summary of the events, as allowed by the paragraph 1 of article 130, of the Law # 6404/76, and was approved and signed by the shareholders and will henceforth be contained in the meeting log. São Paulo, March 30, 2004.

Signatures:

Gilmar Roberto Pereira Camurra - Chairman

João Carlos de Almeida - Secretary

SP Telecomunicações Holding Ltda – represented by Mr. Pedro Rivieri Torrado

Telefónica Internacional S.A. – represented by Mr. Pedro Rivieri Torrado

Isabel da Silva Ramos Kemmelmeier, also representing Banco Opportunity S/A, which in turn represented:

Parcom Participações S/A

Opportunity Special Fundo de Investimento em Ações

Opportunity Lógica II Fundo de Investimento em Ações

Opportunity Lógica II Institucional Fundo de Investimento em Ações

Luxor Fundo de Investimento Multimercado

Opportunity I Fundo de Investimento em Ações

OPP I Fundo de Investimento em Ações

Daniel Alves Ferreira, representing Citibank N.A., which in turn represented:

CIBC Emerging Economies Fund

Commonwealth of Pennsylvania Public School Employees Retirement System

Philips Electronics North America Corporation Master Retirement Trust

Imperial Emerging Economies Pool

Central States Southeast and Southwest Areas Pension Fund

The Master Trust Bank of Japan, Ltd, Ref MTBC400035147

Norges Bank

Credit Agricole Asset Management - represented by Mr. José Olivio Martins Ramalho

Mr. Pedro Lucas Anton Lázaro – Vice President of Administration and Finance and Investor Relations Officer

Mr. William Cuenca Filho – Accountant of the Company

Mr. Mauricio Pires de Andrade Resende – representative of the Independent Auditors Deloitee Touche Tohmatsue

Mr. Wolney Querino Schuler Carvalho – representative of the Audit Committee

Mr. Pedro Rivieri Torrado

Mrs. Leila Alves

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: April 01, 2005	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director